LOBLAW COMPANIES LIMITED
SUITE 1500, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S8

VICE PRESIDENT,
GENERAL COUNSEL

03007532

TELEPHONE 416-922-8500
FAX 416-922-7791
E-MAIL gwlrab@weston.ca

February 17, 2003

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA 20549

SUPPL

03 FEB 25 AM 7:21

Dear Sirs:

RE: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of Pricing Supplement No. 4 dated February 12, 2003, to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours very truly,

Robert A. Balcom

RAB/cmb

Enclosure

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

dlw 3/18

PRICING SUPPLEMENT NO. 4 DATED FEBRUARY 12, 2003 TO SHORT FORM BASE SHELF PROSPECTUS DATED MAY 24, 2001

This Pricing Supplement, together with the Short Form Base Shelf Prospectus dated May 24, 2001 (the "Prospectus"), constitutes a public offering of securities pursuant to the Prospectus only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered pursuant to the Prospectus and any representation to the contrary is an offence.

LOBLAW COMPANIES LIMITED
Medium Term Notes
(unsecured)

Terms of Issue

CUSIP No.: 53947ZAT4

Principal Amount (Cdn.$):
$200,000,000.00

Interest Payment Dates:
Semi-annually on February 17 and August 17, commencing August 17, 2003

Issue Date: February 17, 2003

Maturity Date: February 17, 2033

Delivery Date: February 17, 2003

Agents' Commission: 0.50%

Issue Price: 99.974%

Participating Agents: CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., National Bank Financial Inc. and RBC Dominion Securities Inc.

Interest Rate: 6.54% per annum

Form of Note: Book Entry only

Net Proceeds to Loblaw Companies Limited: (Cdn.) $198,948,000.00

Redemption Terms: The Notes shall be redeemable on not more than 60 days nor less than 30 days prior notice at the Company's option, in whole at any time and in part from time to time, at an amount equal to the greater of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to the date fixed for redemption. "Canada Yield Price" shall mean a price calculated to provide a yield to maturity equal to the Government of Canada Yield plus 0.255% on the business day preceding the date on which the redemption is authorized. "Government of Canada Yield" on any date shall mean the yield to maturity on such date, compounded semi-annually, which an assumed new issue of non-callable Government of Canada Bonds denominated in Canadian Dollars would carry if issued in Canada, at 100% of its principal amount on such date, with a term to maturity equal to the remaining term to maturity of the Notes.

Documents Incorporated by Reference

The Prospectus, into which this Pricing Supplement is deemed to be incorporated by reference, also incorporates by reference certain other named disclosure documents of the Company which have been filed with the various securities commissions of each of the Provinces of Canada. The following documents are also specifically incorporated by reference and form an integral part of the Prospectus:

(a) Audited Consolidated Financial Statements (including notes) of the Company as at and for the 52 week periods ended December 29, 2001 and December 30, 2000 and the Auditors' Report thereon contained in the 2001 Annual Report of the Company;

(b) Management's Discussion and Analysis on pages 24 through 31 of the 2001 Annual Report of the Company;

(c) Annual Information Form of the Company dated March 4, 2002;

(d) Management Proxy Circular of the Company dated March 6, 2002, prepared in connection with the Company's annual meeting of shareholders held on May 1, 2002 (other than the sections entitled "Statement of Corporate Governance Practices", "Report on Executive Compensation" and "Performance Graph");

(e) Material Change Report of the Company dated April 16, 2002, regarding the redemption of the Company's 10% Debentures, Series 8 on April 16, 2002;

(f) Consolidated comparative interim financial statements (unaudited) of the Company as at and for the 12 week periods ended March 23, 2002 and March 24, 2001 and Management's Discussion and Analysis in respect thereof, together with accompanying earnings coverage calculations;

(g) Consolidated comparative interim financial statements (unaudited) of the Company as at and for the 12 week and 24 week periods ended June 15, 2002 and June 16, 2001 and Management's Discussion and Analysis in respect thereof, together with accompanying earnings coverage calculations;

(h) Consolidated comparative interim financial statements (unaudited) of the Company as at and for the 16 week and 40 week periods ended October 5, 2002 and October 6, 2001 and Management's Discussion and Analysis in respect thereof, together with accompanying earnings coverage calculations; and

(i) Consolidated comparative interim financial statements (unaudited) of the Company as at and for the 12 week and 52 week periods ended December 28, 2002 and December 29, 2001 and Management's Discussion and Analysis in respect thereof, together with accompanying earnings coverage calculations.